IMPERIAL CHEMICAL INDUSTRIES PLC: ICI COMPLETES THE SALE OF QUEST FOR £1.2 BILLION

Imperial Chemical Industries PLC has today completed the sale of Quest International, its flavours and fragrance business, to Givaudan SA for a gross consideration of 1,200 million GBP, subject to closing balance sheet adjustments.